Haddan & Zepfel LLP

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Newport Beach, CA 92660

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December 12, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:

J. Nolan McWilliams

Re:

FullCircle Registry, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-198968

Dear Sirs:

This is in response to telephonic comments received from John Stickel of your staff received on December 10, 2014 concerning Amendment No. 2 to the Registration Statement on Form S-1 of FullCircle Registry, Inc. (the “Company”). We are filing Amendment No. 3 to the Registration Statement today. Our responses to your letter are in the order of the telephonic comments.

Unaudited Financial Statements

1.

We have updated Amendment No. 3 to reflect the September 30 unaudited financial information.

Reporting Company Status

2.

We have deleted the reference to  registration under Section 12(g) of the Securities Exchange Act of 1934.

Use of Proceeds, page 11

3.

We have revised the “Use of Proceeds” section to add a table reflecting an assumed stock price of $.02 per share.

On behalf of the Company, we understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's comments and request that the staff contact the undersigned with any questions regarding this letter.

Very truly yours,

/s/ Robert J. Zepfel

Robert J. Zepfel